SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2004

Royal Dutch Petroleum Company

Translation of registrant's name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

At the General Meeting of Shareholders held on the 28th June, 2004 at The Hague, The Netherlands, the following proposals were adopted:

  To finalise the Annual Accounts for the year 2003;

  To declare that the interim dividend of € 0.74 made payable in September 2003 and the second interim dividend for 2003 of € 1.02 made payable in May 2004 will together constitute the total dividend for 2003 on each of the ordinary shares outstanding and that the remaining amount of undistributed profit be carried forward to reserves;

  To discharge the Managing Directors of responsibility in respect of their management for the year 2003;

  To discharge the members of the Supervisory Board for their supervision for the year 2003;

  To appoint Ms L.Z. Cook as a Managing Director of the Company with effect from August 1, 2004

  To appoint Mrs Ch. Morin-Postel as a member of the Supervisory Board of the Company with effect from July 1, 2004;

  To re-appoint Mr M.A. van den Bergh as a member of the Supervisory Board of the Company owing to retirement by rotation with effect from July 1, 2004;

  To reduce the issued share capital with a view to cancelling the shares acquired by the Company in its own capital;

  To authorize the Board of Management, with effect from July 1, 2004, and for a period of 18 months, for the acquisition by the Company, with due observance of the statutory provisions and for its own account, of shares in its capital up to a maximum of 10% of the issued capital, be it by acquisition on the stock exchange or otherwise at a price between an amount equal to the par value of the shares and an amount equal to the par value of the shares and an amount equal to 110% of the opening price quoted for shares of the Company at Euronext Amsterdam on the day of the acquisition or, in the absence of such a price, the last previous price quoted there.

Established at The Hague: Carel van Bylandtlaan 30	P.O. Box 162
Commercial Register The Hague 2690	2501 AN Den Haag The Netherlands

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 30 June 2004

President/Managing Director	Company Secretary

(J. van der Veer)	(M.C.M. Brandjes)